SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

Page 2

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements

December 31, 2007 and 2006

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of reportable transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administrative Committee of
Olin Corporation Employee Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Olin Corporation Employee Ownership Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with the U.S. Generally Accepted Accounting Principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.

June 27, 2008
New York, New York

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31,

		2007		2006
Assets:				
Investments, at fair value:				
Common stock	$	98,008,037	$	109,821,454
Mutual funds		231,551,997		186,237,918
Common/collective trusts		130,366,637		117,737,494
Self-directed brokerage		11,360,902		10,555,333
Participant loans		12,568,468		11,423,308
		483,856,041		435,775,507
Employer contribution receivable		4,610,488		5,644,468
Total Assets		488,466,529		441,419,975
Liabilities:				
Excess contributions payable		-		146,707
Net assets available at fair value	$	488,466,529	$	441,273,268
Add: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contract		2,008,513		505,342
Net assets available for benefits		490,475,042		441,778,610

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31,

	2007	2006
Additions:		
Investment income:		
Dividends and interest	$ 20,329,625	$ 16,604,986
Interest on participant loans	768,245	620,052
Net appreciation in fair value of investments	23,866,532	7,067,592
Net investment income	44,964,402	24,292,630
Contributions:		
Employee	16,125,837	15,615,969
Employer	12,421,984	8,495,438
Total contributions	28,547,821	24,111,407
Total Additions	73,512,223	48,404,037
Deductions:		
Administrative expenses	(108,141)	(340,246)
Distributions to participants	(50,250,926)	(45,383,281)
Total Deductions	(50,359,067)	(45,723,527)
Net increase prior to transfer	23,153,156	2,680,510
Transfer in due to merger of Chase Brass and Copper Company plan assets	25,543,276	-
Net Increase	48,696,432	2,680,510
Net assets available for plan benefits at beginning of year	441,778,610	439,098,100
Net assets available for plan benefits at end of year	$ 490,475,042	$ 441,778,610

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Consequently, income and related assets are recognized when earned and expenses and related liabilities are recognized when the obligations are incurred.

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair values are based on quoted prices as of the date of the financial statements. The SSgA Stable Value Fund and Fidelity Income Managed Portfolio are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d) New Accounting Guidance

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and is effective for fiscal years beginning after November 15, 2007. Plan Management is currently evaluating the effects, if any, that FAS 157 will have on the Plan's Financial Statements.

(e) Distributions to Participants

Distributions to participants are recorded when paid.

(f) Administrative Expenses

All expenses of maintaining the Plan are paid by the Plan. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(g) Trust Fund Management

From January 1, 2006 through October 1, 2006 JPMorgan Chase Bank ("JPMorgan") was the Trustee of the Plan. Effective October 1, 2006, State Street Bank and Trust ("State Street") became the Trustee of the Plan. Under the terms of the Trust Agreements with JPMorgan and State Street, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under JPMorgan and State Street, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(h) Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

(i) Recordkeeper

JPMorgan Retirement Plan Services was the Recordkeeper for the Plan from January 1, 2006 through October 1, 2006. Effective October 1, 2006, CitiStreet LLC became the Recordkeeper for the Plan.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and through September 30, 2006 consisted of the following separate investment funds:

American Century Premium Money Market
Chase Manhattan Bank Money Market
PIMCO Total Return Fund
Gabelli Westwood Equity Fund
Barclays Global Investors Equity Index Fund
American Funds Large Cap Growth Fund
Dreyfus Mid Cap Fund
TCW Galileo Value Fund
Managers Special Equity Fund
Dreyfus Small Cap Fund
Julius Baer International Growth Fund
Olin Corporation Common Stock Fund
Arch Chemicals Common Stock Fund
Self Directed Brokerage Investment

Effective October 1, 2006, the Plan consisted of the following separate investment funds:

SSgA Stable Value Fund
PIMCO Total Return Fund
SSgA S&P 500 Index Fund
American Beacon Large Cap Value Fund
American Funds Large Cap Growth Fund
SSgA MidCap Index Fund
Lazard Mid-Cap Fund
Olin Corporation Common Stock Fund
Arch Chemicals Common Stock Fund
Fidelity Magellan Fund*
Pennsylvania Mutual Small Cap Fund
SSgA Small Cap Index Fund
Julius Baer International Growth Fund
T. Rowe Price Age Based Retirement Income Fund
T. Rowe Price Age Based Retirement 2010 Fund
T. Rowe Price Age Based Retirement 2020 Fund
T. Rowe Price Age Based Retirement 2030 Fund
T. Rowe Price Age Based Retirement 2040 Fund
Self Directed Brokerage Investment
Fidelity Managed Income Portfolio *

* See Plan Merger footnote below.

(b) Plan Merger

Effective July 1, 2007, the Savings Plan for Hourly Employees of Chase Brass & Copper Company Savings Plan and the Chase Brass & Copper Company Savings and Profit Sharing Plan for Salaried Employees ("Chase Plans") were merged with the Plan. The balances from the Chase plans were transferred to the investment funds in the Plan with the most similar characteristics, with two exceptions. Chase plan balances invested in the Fidelity Magellan Fund were transferred in kind and will be maintained in the Plan. The Chase plan balances invested in the Fidelity Managed Income Portfolio Fund ("MIP") will be liquidated 12 months following the merger. The MIP Fund was combined with the participants' investment in the SSgA Stable Value Fund. Until the MIP Fund is liquidated, the SSgA unit value will be weighted according to the proportion of the participants' investment in the MIP Fund and the SSgA Fund. No additional investment in Fidelity Magellan Fund or the MIP Fund is permitted.

(c) Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement which provides for participation in the Plan and is actively enrolled on the Employer's payroll and is either performing services in the United States or a citizen of the United States performing services outside the United States at the request of the Employer.

For 2005 and through June 30, 2006, the total maximum allowable employee contribution was 100% of eligible pay for non-highly compensated employees. Effective July 1, 2006, the total maximum allowable employee contribution was 80% for non-highly compensated employees. Subject to the IRS rules concerning discrimination, the maximum allowable employee contribution was 18% of eligible pay for highly compensated employees.

Eligible employees hired on or after October 1, 2006 are automatically enrolled in the Plan at a contribution rate of 6%.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $15,500 for 2007 and $15,000 for 2006. The amount of tax deferred contributions is based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

Generally, for hourly employees, the Employer matching contribution rate for 2006 and 2007 varied according to FLSA status, work location and collective bargaining agreements. The Employer matching contribution rate was applied to employee contributions up to 6%, with a portion of the of employee contributions matched by the employer at the rate of 100% and the balance of the employee contributions up to 6% of pay matched at 50%.

Generally, for salaried employees and employees in the ChlorAlkali division, for 2006 and 2007, the Employer matching contribution was based on the Company's reported Earnings Per Share in accordance with the following schedule:

Reported Earnings Per Share	Company Match on 1st 6% of Pay
Less than $0.00	00.00%
$0.00 - $0.49	25.00%
$0.50 - $0.99	50.00%
$1.00 or more	75.00%

For 2006 and 2007, eligible employees received a Company match of 75% on the first 6% of pay contributed to the Plan.

Also, certain hourly employees were eligible for a performance based matching contribution equal to 15% of the first 6% of pay that they contributed for 2005 that was previously matched by the Company at the rate of 50%. The basis for the performance based matching contribution was Economic Value Added ("EVA") which is the difference between the Company's net operating profit after taxes and a charge for the cost of capital. No performance based match was made in 2006 or in 2007, as the company's EVA performance did not reach the required level for such a match.

Prior to October 17, 2003, employer matching contributions had been invested in the Olin Common Stock Fund. Thereafter, the employer matching contributions are invested in the same manner as the employees' contributions.

Additionally, the Plan provides certain employees with a Retirement Contribution contributed by the Company. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are predominantly 5% of the employee's pay and are invested in the same investment allocation as the employees' contributions to the CEOP. Other formulas used to determine the Retirement Contribution are generally based on age and service.

Through September 30, 2006, the default fund for the Retirement Contribution was the American Century Premium Money Market for employees who were not otherwise CEOP participants, but who are eligible for a Retirement Contribution. Since October, 2006, the default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Fund Retirement Fund with a maturity date closest to the participant's 65th birthday.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the value of the participant's vested account.

(e) Olin Common Stock Fund

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were and still are permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

(f) Arch Common Stock Fund

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

As of the effective date of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend. Prior to October 17, 2003, dividends paid on Arch common stock were invested in the Olin Common Stock Fund. Effective October 17, 2003, dividends on Arch common stock are allocated in accordance with investment allocation that was in effect for the employees' contributions.

The Plan was amended to provide for the elimination of the Arch Common Stock Fund. The Arch common stock was sold over the period beginning October 9, 2006 and concluding February 13, 2007. Proceeds from the sale of the Arch common stock were reinvested in the same investment allocation in effect for participants' contributions.

(g) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash. Following the complete liquidation of the Arch Common Stock Fund, the Olin Common Stock Fund is the only fund allowing for distributions in the form of common stock.

(h) Loan Provision

All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on new loans ranged from 7.50% to 9.25% in 2007and 7.00% to 8.25% in 2006.

(i) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $48,464 and $492,199 for the Plan years ended December 31, 2007 and 2006, respectively. Unutilized forfeitures at December 31, 2007 and 2006 amounted to $290,421 and $43,504, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2007 and 2006 are as follows:

	December 31	
Description of investment	**2007**	**2006**
PIMCO Total Return Fund	$ 47,604,331	$ 42,661,906
Olin Corporation Common Stock*	98,340,846	99,387,864
SSgA Stable Value Fund**	55,649,905	53,055,726
SSgA S&P 500 Index Fund	60,705,207	54,450,378
Pennsylvania Mutual Fund		22,284,887
Julius Baer International Growth Fund	34,803,201	25,892,492
T. Rowe Price Age Based Retirement Income Fund - 2010	25,134,636	
T. Rowe Price Age Based Retirement Income Fund - 2020	25,174,937	

*Includes shares of Olin Corporation Common Stock held by participants in the Self Directed Brokerage Account.

**SSgA Stable Value Fund is stated at contract value.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common stock	$ 18,164,426	$ (15,003,672)
Mutual funds	(148,597)	11,960,628
Common/collective trusts	5,736,550	9,720,433
Self-directed brokerage	114,153	390,203
	$ 23,866,532	$ 7,067,592

(5) Risks and Uncertainties

The Plan invests in various investment securities, including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(6) Fully Benefit Responsive Investment Contract - State Street Bank and Trust Company Principal Accumulation Return Fund ("PAR Fund") and Fidelity Managed Income Portfolio Fund ("MIP Fund")

The PAR Fund was established by State Street Bank and Trust under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The PAR Fund's participants are employee benefit plans. The PAR Fund invests in a representation of guaranteed interest contracts ("Traditional GIC" or "GICs"), bank investment contracts, and/or a wrapped portfolio of fixed income ("synthetic investment contracts or "Synthetic GICs"). The PAR Fund became available as an investment in the CEOP effective October 1, 2006 concurrent with the change in recordkeeper and trustee. Prior to that time, the CEOP did not offer a stable value fund.

In addition to the PAR Fund, the Plan held investments in the MIP Fund as described in the Plan Merger footnote found in 2(b).

(7) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated since receiving the determination letter. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by JP Morgan and State Street Global Advisors. State Street Global Advisors is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

The CEOP reimburses the Company for expenses that the Company incurs as a result of administering the Plan. Such reimbursements constitute party – in – interest transactions and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits. Administrative expenses paid during the year ended December 31, 2007 were $108,141, and the Company reimbursement was $69,926. In 2006, the Company was reimbursed for administrative expenses in the amount of $103,942.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007, per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$490,475,042
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,008,513
Net assets available for benefits per the 5500	$488,466,529

Net increase in net assets per the financial statements	$48,696,432
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,008,513
Net increase in net assets per the 5500	$46,687,919

(10) Subsequent Events

Acquisition of Pioneer Chemicals, Inc.

On August 31, 2007, Olin acquired Pioneer Chemicals, Inc. ("PCI"). PCI sponsored three defined contribution plans: Pioneer Americas LLC Savings Plan for Henderson Bargaining Unit Employees, Pioneer America's LLC Savings Plan for Salaried Employees and Pioneer America's LLC Savings Plan for Tacoma Bargaining Unit Employees ('the Pioneer Plans"). The Pioneer Plans were frozen effective December 31, 2007 and participants became eligible to participate in the CEOP effective January 1, 2008. The Pioneer Plans were merged with the CEOP effective March 31, 2008.

Divestiture of Olin Metals Business to Global Brass and Copper Company

On November 19, 2007, Olin sold its metals business to Global Brass and Copper Company ("GBC") and contributions to the Plan were discontinued as of November 19, 2007 for participants who were transferred to GBC as employees. Participants were provided an option to transfer their balances from the CEOP to the Global Brass and Copper Company Retirement Savings Plan. During the first quarter of 2008, 847 participants transferred $101,430,209 from the CEOP to the Global Brass and Copper Company Retirement Savings Plan.

Changes to the Employer Matching Contribution

Effective January 1, 2008, the Employer matching contribution is 50% of the first 6% of pay contributed by eligible employees and the Employer matching contribution that was based on the Company's reported Earnings Per Share was eliminated.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	Current value
Common Stock:		
* Olin Corporation	Olin Corporation Common Stock, 5,075,132 shares	$98,008,037
Common Collective Trusts		
* State Street Global Advisors	SSgA Stable Value Fund, 5,263,492 shares	53,670,057
* State Street Global Advisors	SSgA Mid Cap Index Fund, 218,865 shares	8,854,635
* State Street Global Advisors	SSgA Small Cap Index Fund 172,161 shares	4,499,249
* State Street Global Advisors	SSgA S&P 500 Index Fund 2,253,014 shares	60,705,207
Fidelity Investment Advisors	Managed Income Portfolio 258,662 shares	2,637,489
Mutual Funds:		
PIMCO	Total Return Fund 4,453,165 shares	47,604,331
* Julius Baer	International Growth Fund, 778,944 shares	34,803,201
American Beacon	Large Cap Value Fund, 674,144 shares	15,822,153
American Funds	Large Cap Growth Fund, 547,507 shares	18,483,849
Lazard	Mid Cap Fund, 964,823 shares	12,021,698
Pennsylvania Mutual	Small Cap Fund 1,950,210 shares	21,023,271
T. Rowe Price	Age Based Retirement Income Fund, 538,157 shares	7,157,487
T. Rowe Price	Age Based Retirement Income Fund - 2010, 1,556,324 shares	25,134,636
T. Rowe Price	Age Based Retirement Income Fund - 2020, 1,424,728 shares	25,174,937
T. Rowe Price	Age Based Retirement Income Fund - 2030 702,749 shares	13,331,153
T. Rowe Price	Age Based Retirement Income Fund - 2040, 290,638 shares	5,556,994
Fidelity Investment Advisors	Fidelity Magellan Fund 57,934 shares	5,438,287
* Participant loans	3480 loans with interest rates ranging from 4.0% to 9.5% maturity ranging from January 1, 2007 – September 10, 2015	12,568,468
* State Street Global Advisors	Self-Directed Brokerage Investment	11,360,902
		$483,856,041

* Party-in-interest to the Plan.

See report of independent registered public accounting firm

Page 19

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

D. R. McGough

D. R. McGough

S. E. Doughty

S. E. Doughty

D. C. Lockwood

D. C. Lockwood

Mary Ann DeRosa

M. T. DeRosa

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Amper, Politziner & Mattia, P.C.

Page 21

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and CEOP Administrative
Committee of Olin Corporation

We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-127112) of Olin Corporation of our report dated June 27, 2008, with respect to the financial statements and supplemental schedule of the Olin Corporation Contributing Employee Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Amper, Politziner + Mattia, P.C.

New York, New York
June 27, 2008

END